Sears

PROXY

SEARS CANADA INC.

The undersigned shareholder of Sears Canada Inc. (the "Corporation") hereby appoints William C. Crowley, or failing him Douglas Campbell, or failing him Franco Perugini, or instead of any of them, ... , as proxyholder of the undersigned, with full power of substitution, to attend and vote the common shares in the capital of the Corporation registered in the name of the undersigned on the following matters at the **Annual and Special Meeting of Shareholders of the Corporation to be held on Thursday, April 24, 2014, at 8:00 a.m., Eastern time**, and at any and all adjournments or postponements thereof:

(1) ELECTION OF DIRECTORS

Vote FOR or WITHHOLD FROM VOTING in respect of the election of each of the nominees named in the accompanying Management Proxy Circular as directors:

01	Douglas Campbell	FOR ☐	WITHHOLD FROM VOTING ☐	06	James McBurney	FOR ☐	WITHHOLD FROM VOTING ☐
02	William C. Crowley	FOR ☐	WITHHOLD FROM VOTING ☐	07	Deborah E. Rosati	FOR ☐	WITHHOLD FROM VOTING ☐
03	Timothy Flemming	FOR ☐	WITHHOLD FROM VOTING ☐	08	Danita Stevenson	FOR ☐	WITHHOLD FROM VOTING ☐
04	William R. Harker	FOR ☐	WITHHOLD FROM VOTING ☐	09	S. Jeffrey Stollenwerck	FOR ☐	WITHHOLD FROM VOTING ☐
05	R. Raja Khanna	FOR ☐	WITHHOLD FROM VOTING ☐	10	H Ronald Weissman	FOR ☐	WITHHOLD FROM VOTING ☐

(2) APPOINTMENT OF AUDITORS

VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ in respect of the appointment of Deloitte LLP as the Corporation's Auditors, and authorizing the board of directors of the Corporation to set the Auditors' remuneration;

(3) AMENDMENT TO ARTICLES OF AMALGAMATION

VOTE FOR ☐ or AGAINST ☐ passing a special resolution authorizing an amendment to the Articles of Amalgamation of the Corporation, as more fully described in the accompanying Management Proxy Circular;

(4) AMENDMENT TO BY-LAW NO. 1

VOTE FOR ☐ or AGAINST ☐ passing an ordinary resolution authorizing an amendment to By-Law No. 1, as more fully described in the accompanying Management Proxy Circular;

(5) such other business as may properly be brought before the meeting or any adjournment thereof.

If no specification is made regarding voting on any resolution then the proxy will be VOTED FOR the election of ALL the nominees named in the accompanying Management Proxy Circular as directors and VOTED FOR the appointment of Deloitte LLP as the Corporation's Auditors, and authorizing the board of directors of the Corporation to set the Auditors' remuneration and VOTED FOR the amendment to the Articles of Amalgamation and VOTED FOR the amendment to By-Law No. 1.

This proxy confers discretionary authority on the proxyholder to vote as he or she feels fit in respect of the matters identified in the Notice of Meeting to Shareholders if no choice is specified, and to vote in his or her discretion with respect to amendments or variations to such matters or other matters that may properly come before the meeting or any adjournment thereof.

Dated this ……………day of……………………………………… 2014

....

Signature of Shareholder

NOTES:

(1) This form of proxy must be signed by the shareholder or by his/her attorney authorized in writing.

(2) **Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend and to act on his/her behalf at the meeting.** If the shareholder wishes to exercise such right, he/she should insert the name of his/her appointee in the space provided.

(3) **This proxy is solicited by the management of the Corporation.**

(4) **If this proxy is not dated in the space designated above, it shall be deemed to bear the date on which it was mailed by the Corporation.**

THIS IS YOUR PROXY - DO NOT DESTROY. TO BE EFFECTIVE, THIS PROXY MUST BE DEPOSITED (i) BY MAIL C/O PROXY DEPARTMENT, P.O.BOX 721, AGINCOURT, ONTARIO, M1S 0A1 IN THE ENVELOPE PROVIDED; OR (II) BY FACSIMILE AT (416) 368-2502 or 1(866)781-3111 (WITHIN CANADA AND THE UNITED STATES); OR (III) VIA TELEPHONE AT 1(888) 489-7352 (WITHIN CANADA AND THE UNITED STATES); OR (IV) VIA THE INTERNET AT HTTP://WWW.CSTVOTEMYPROXY BY 5:00 P.M. (EASTERN TIME) ON APRIL 22, 2014 OR IF THE MEETING IS ADJOURNED OR POSTPONED, NOT LATER THAN 5:00 P.M. (EASTERN TIME) ON THE BUSINESS DAY PRECEDING THE DAY OF THE MEETING, OR DELIVERED TO THE REGISTRATION TABLE ON THE DAY OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

(version française au verso)

As a registered shareholder of Sears Canada Inc., I hereby advise that:

Box A

☐ I do not wish to receive a copy of the Annual Financial Statements for the fiscal year ending **January 31, 2015** and Management's Discussion and Analysis for such statements.

Box B

☐ I do wish to receive a copy of the Interim Financial Statements and Management's Discussion and Analysis for such statements in 2014.

BOX C I consent to the electronic delivery of the documents I am entitled to receive as a registered shareholder of Sears Canada Inc. My e-mail address is:______________________________.

Please note that:

- Registered shareholders will continue to receive the Annual Financial Statements and Management's Discussion and Analysis unless they inform the Corporation, in writing or by checking Box A, that they do not wish to receive a copy of such statements.
- To reduce costs and help protect the environment, registered shareholders will not receive the Interim Financial Statements and Management's Discussion and Analysis unless they inform the Corporation, in writing or by checking Box B, that they wish to receive a copy of such statements.
- The Corporation will continue to send registered shareholders any Notice of Meeting to Shareholders, Management Proxy Circular and Form of Proxy, so that they can vote their shares.